December 5, 2008

JoAnn M. Strasser, Esq.
Thompson Hine LLP
312 Walnut Street, 14th Floor
Cincinnati, Ohio 45202

   Re: SGM Funds (the "Trust")
       File Nos. 811-22247 and 333-154553

Dear Ms. Strasser:

   The staff has reviewed the Trust's registration statement filed on Form N-1A currently consisting of one series, the SGM Global Hard Asset Fund (the "Fund"). We have the following comments.

Prospectus

   General

1.   Please revise the disclosure to delete equivocal language from the Prospectus. In this regard, in describing applicable hard assets, hard asset industries, and investment securities, the phrases "but are not limited to" and "for example" should not be used. Also, do not use the word "similar" in describing applicable equities. In addition, please define terms at the locations in the Prospectus where they are first used (*e.g.*, "Ginnie Mae, Fannie Mae and Freddie Mac" should be defined). In making these revisions, please comply with the plain English requirements of Rule 421 under the Securities Act of 1933 ("Securities Act").

2.   At an appropriate location in the Prospectus, please add text similar to that disclosed in the Statement of Additional Information ("SAI") stating that the Fund is the Trust's only current series.

   Front Cover Page

3.   We note the "red herring" disclosure in this section. Please inform the staff whether the Fund is circulating the Prospectus to potential investors or others before filing a pre-effective amendment.

The Fund's Principal Strategies

4. Please revise this section's heading to read, "The Fund's Principal Investment Strategies."

5. Please disclose that the Fund is non-diversified and explain how this is a part of the Fund's investment strategies.

6. Please define the "instruments that derive their value from hard assets[,]" which are disclosed in the first sentence of the first paragraph.

7. Please disclose that the Fund invests in a number of countries around the world. Also disclose that the Fund normally invests at least 40%, but in not event less that 30%, of its total assets in the securities of issuers located outside of the United States. Finally, disclose what test the Fund will use to determine that an issuer is a foreign issuer (*e.g.*, 50% economic tie test).

8. As applicable, please revise the Fund's 80% investment policy to clarify that it applies to total assets, or to net assets plus borrowing for investment purposes. S*ee* Rule 35d-1 under the Investment Company Act of 1940 ("Investment Company Act" or "Act").

9. Please disclose how the Fund will achieve its investment objective of long-term capital growth by investing in fixed income securities.

10. Please disclose the maximum percentage of the Fund's assets that may be invested in a particular type of instrument or, alternatively, disclose that there are no such limitations. With respect to the Fund's 80% investment policy, must the Fund invest in both fixed income securities and equities or may it invest exclusively in fixed income securities or equities?

11. In the second paragraph, please clarify the meaning of "**sensible** financial leverage; **sensible** capital allocation policies; **relatively high** returns on capital; **relatively high** free cash flow yields; **attractive** industry supply/demand dynamics; **attractive** operative leverage, **strong and sustainable** competitive positions . . . and **conservative** financial reporting practices." (Emphasis added.) Also, in the fifth paragraph, please clarify the meaning of "a **focused portfolio**." (Emphasis added.)

12. Please disclose what entity will determine the credit quality of the fixed income securities in which the Fund will invest (*e.g.*, a nationally recognized statistical rating organization). Also, if the Fund may invest in unrated bonds, disclose whether an entity, such as the adviser, will determine the comparable credit quality of the unrated debt. Also, if applicable, disclose that the Fund may invest in securities that are in default and summarize the risks of those investments. Provide additional risk disclosure in the Item 2

risk summary section commensurate with each fixed income security in which the Funds may invest. This additional disclosure should summarize the risks of each type of investment, rather than merely stating the name of the investment.

13.	Please add disclosure explaining whether the Fund will invest in fixed income securities with principal payments that are fixed, variable, or both.

14.	Please add disclosure explaining the types of interest rate, dividend payment, and reset terms of the Fund's fixed income securities investments.

15.	Please describe each instrument in which the Fund will invest that "derive[s its] value from, or whose value is linked to hard assets[,]" including all applicable risks.

16.	Please add disclosure explaining how the Fund's adviser decides which securities to sell. *See* Item 4 (b)(2) of Form N-1A.

17.	If applicable, please disclose that the Fund will invest in preferred stocks including, if applicable, a description of any conversion features.

18.	In the last paragraph, in the second bullet point, please revise the word "rating" to "credit quality rating." Also, if applicable, disclose the bonds issued by the U.S. government and its agencies, as well as governmental sponsored agencies, in which the Fund will invest, including applicable risks.

19.	If applicable, please disclose that the Fund will invest in American Depository Receipts as a principal investment strategy, including the specific types (*i.e.*, sponsored and/or unsponsored), and disclose attendant risks.

20.	The first sentence of the fourth paragraph states, "the Adviser may **de-emphasize** the importance of selected information. . . ." (Emphasis added.) Please clarify this strategy. How will the adviser determine which "information" to "de-emphasize" or emphasize? Also, explain how the "de-emphasiz[ing]" strategy is consistent with the motto on the cover page stating, "First, Start With the Balance Sheet."

21.	Please clarify the term "focused portfolio" in the fifth paragraph.

22.	If appropriate, in the sixth paragraph, please change the word "principals" to "principles." Also please clarify in greater detail the principles the adviser will use to assess whether issuers "are sensitive to social, environmental and corporate governance principals." Avoid disclosing a mere list of principles as currently presented. Also, does the Fund have a secondary objective of social value investing? If yes, would it be appropriate to include this in the Fund's investment objective?

23.   The seventh paragraph states, "[t]he Adviser may seek to raise operational, financial and social, environmental and corporate governance issues with the management of issuers through proxy voting, dialogue with management and by filing shareholder resolutions, where appropriate." Please clarify how this is consistent with the Fund's investment objective and strategies. Also, if pursuing issues with management will be a principal strategy of the Fund, at an appropriate location in the Prospectus, please summarize the Fund's proxy voting procedures more fully described in the SAI.

24.   Please clarify whether the strategies disclosed in the eighth paragraph are part of the Fund's 20% investment basket. Will the exchange traded funds in which the Fund may invest be "hard asset" funds?

The Fund's Principal Investment Risks

Fixed Income Risks

25.   The Item 2 strategy section discloses that the Fund will invest directly in fixed income securities. The first sentence of this fixed income risk paragraph, however, only refers to the Fund investing in "**Underlying Funds** that own bonds." (Emphasis added.) Please reconcile these disclosures. If applicable, please summarize in greater detail the risks of each type of fixed income security in which the Fund will invest. Also, revise the fourth sentence so that the information provided therein summarizes, rather than merely identifies, all applicable related risks. This revised disclosure should present these related risks in their own separate paragraphs or subparagraphs for ease of readability. In addition, if the Fund will invest directly in junk bonds, please clarify this in the penultimate sentence.

Hard Asset Investment Strategy Risk

26.   Please expand upon the discussion in this paragraph. In particular, if applicable, summarize the risks arising from the Fund investing in commodities (*e.g.*, gold, real estate, etc.). Also, summarize how a hard asset investment strategy performs in differing markets (*e.g.*, deflationary and inflationary scenarios, etc.).

Social, Environmental and Corporate Governance Investing Risk

27.   This section states, "[t]he Adviser **may apply** a negative screen to potential investments which seeks to avoid investment in issuers that have significant involvement in, but not limited to, the production or sale of either addictive products, whose abuse can result in substantial health or safety harm, or military weapons of mass destruction." (Emphasis added.) The disclosure in the sixth paragraph of the Fund's Item 2 principal strategies summary, however, suggests that the Fund will apply the "negative screen" at all times unless for some unspecified reason decides not to. Please reconcile or clarify these disclosures.

Fees and Expenses

28.   The "Redemption Fee" line item discloses that there is no redemption fee. This line item's footnote, however, states, "[t]he Fund charges a 2% redemption for shares held less that 60 days." Please reconcile these disclosures.

29.   Please revise the "Expense Waivers and Reimbursements" line item to indicate that it is a subtraction or reduction of the "Total Annual Fund Operating Expenses" line item (*e.g.*, insert the word "less" or a minus sign).

30.   In the second footnote, please disclose that the Board has resolved not to pay 12b-1 fees in the next twelve months. Otherwise, the full amount of the authorized 12b-1 fees must be included in the fee table.

31.   In the fourth footnote in the second sentence, please delete the parenthetical.

32.   Under the terms of the contractual agreement between the Fund and the adviser described in the fifth footnote, the adviser may recoup certain fees and expenses that it pays on the Fund's behalf or does not charge. Further, the disclosure states that "[a]mounts **waived** . . . may be recovered by the Adviser." (Emphasis added.) Please note that in the staff's view, a waiver is a relinquishment of a right. Given the adviser's ability to recover amounts it forgoes, please use words other than "waive," "waives, or "waived" to describe the adviser's actions (*e.g.*, deferred). Additionally, please disclose that only the Board of Trustees (the "Board") may terminate the agreement. Also, disclose that the Board must approve any recoupment payment made to the adviser. Further, explain in the footnote that to the extent the Fund incurs any of the expenses excluded from the expense limitation agreement, the net amount in the fee table will increase by those carved out amounts and that the Fund does not expect to incur any interest expenses during its first year of operation. Finally, please file the agreement as an exhibit to the registration statement.

33.   The fifth footnote mentions "leverage interest" and "dividend expense on securities sold short." May the Fund use leverage and/or engage is short selling as principal investment strategies? If yes, summarize these activities in the Prospectus in the Item 2 strategies and risks sections. Also in the fifth footnote, please change the word "underlying" to "acquired."

Adviser's Strategies

34.   Please revise this heading to clarify whether it reflects principal or non-principal investment strategies. Also, to the extent that any of the information contained in this section describes principal investment strategies and/or risks of the Fund, please revise the Item 2 strategies and risks sections, as appropriate, to summarize that information.

<u>Commodities, Industrial Metals, Natural Resources, Physical Infrastructure, Precious Metals and Real Estate Industries</u>

35.   Please clarify the "instruments that derive their value from . . . hard assets" as disclosed in the first sentence of this section.

<u>No Limitations on Sector or Geography</u>

36.   For any country in which the Fund will invest 25% or more of its total assets, please disclose that country, as well as all attendant risks.

37.   Please delete the second paragraph or provide the staff with the authority permitting the adviser to exercise the discretion to determine industry concentration.

38.   Please clarify that the percentage limitations being referred to in the third paragraph are those disclosed in the Prospectus.

<u>How to Buy Shares</u>

<u>Opening An Account</u>

39.   Please expand upon the Funds' policy regarding rejections of purchase orders by disclosing the maximum amount of time the Fund will take to reject a purchase order after receipt of the order. Also, if applicable, disclose that the Fund may reject the purchase side of an exchange request.

<u>Purchasing Shares</u>

40.   Please disclose the Fund's policy regarding purchases made by check, (*i.e.*, redemption proceeds will not be paid until the purchase check has cleared, which may take up to 15 calendar days).

<u>Other Purchase Information</u>

41.   The second paragraph states that "[t]he Fund is deemed to have received an order when the **authorized person or designee** receives the order, and the order is processed at the NAV next calculated thereafter." (Emphasis added.) Please expand upon this disclosure by clarifying what entities serve as authorized persons and/or designees.

42.   For ease of readability, the staff suggests that the last paragraph of this section be given a heading (*e.g.*, Market Timing Policies). Also, in that paragraph, please add disclosure responsive to paragraphs (e)(4)(i) and (ii) of Item 6 of Form N-1A. In addition, explain in greater detail, the Fund's current market timing policies. *See*

paragraph (e)(4)(iii) of Form N-1A. Further in this regard, if applicable, disclose any Fund policies to address material market timing issues arising in connection with an omnibus account. For example, will the Fund terminate its relationship with an omnibus account if material market timing violations are detected?

How to Redeem Shares

Redemptions-In-Kind

43.	Please disclose that a shareholder who is redeemed in-kind will bear the market risks associated with the securities until they have been converted into cash.

Additional Redemption Information

44.	In the third sentence of the first paragraph, please change the word "fifth" to "seventh" and delete the word "business." *See* Section 22(e) of the Act.

Valuing Fund Assets

45.	Please clarify in the second sentence that the adviser, when fair valuing the Fund's assets, does so under the supervision of the Board.

Management of the Fund

46.	Please disclose that SGM Management, LLC has never managed a registered investment company.

SAI

Additional Information About the Fund's Investments

Investment Strategies and Risks

47.	Please revise this section to distinguish principal investment strategies and risks from non-principal investment strategies and risks (*e.g.*, insert headings to differentiate them). Also, confirm in your response letter that all of the Fund's non-principal investment strategies and risks are described in the SAI in compliance with Item 11(b) of Form N-1A or revise the disclosure as appropriate. In addition, to the extent that any principal investment strategies and risks are disclosed in the SAI, confirm in your letter that those strategies and risks are summarized in the Prospectus or make appropriate revisions to the Prospectus.

48.   Please add disclosure explaining the Fund's policy on loaning its portfolio securities. Include in this discussion what occurs with respect to the voting rights connected to the loaned securities.

Commercial Paper

49.   Given the recent events in the commercial paper market, please expand upon this disclosure. In particular, describe all related risks.

Emerging Markets Securities

50.   The first sentence refers to "('ETFs') and other closed end funds. . . ." Because an ETF is not a closed end fund, please revise this disclosure.

Repurchase Agreements

51.   Please disclose why the Fund will invest in repurchase agreements.

Short Sales

52.   Please disclose, as a percentage of total assets, the amount the Fund will invest in short sales.

Illiquid and Restricted Securities

53.   In the first sentence of the first paragraph, please change the word "invest" to "hold."

Investment Restrictions

54.   The paragraph following the last fundamental investment limitation states that "[w]ith respect to the percentages adopted by the Trust as maximum limitations on its investment policies and limitations, an excess above the fixed percentage will not be a violation of the policy or limitation unless the excess results immediately and directly from the acquisition of any security or the action taken. This paragraph does not apply to the borrowing policy set forth in paragraph 1 above." Please revise this disclosure to clarify that the exception also applies to the Fund's investments in illiquid securities. Moreover, either in the paragraph or another appropriate location in the text, disclose that in the event that the Fund's borrowings exceed 300% of the Fund's total assets, the Fund will within three days thereafter reduce its borrowings to the extent necessary to comply with the 300% asset coverage requirement under the Investment Company Act. *See* Section 18(f)(1) of the Act. Finally revise the text to explain the Fund's policy if its holdings of illiquid securities exceed 15% of its net assets.

<u>Fundamental</u>

55.   In the sixth investment restriction, please disclose, as a percentage of total assets, the maximum amount of portfolio securities that the Fund may loan. Also, please explain what are "nonpublicly offered debt securities." Will the Fund invest in debt securities issued in transactions exempt from registration under the Securities Act? Will the Fund invest in Rule 144A debt?

<u>Non-Fundamental</u>

56.   The first investment restriction discloses that the Fund may pledge assets to secure borrowings. Please disclose as a percentage of total assets, the maximum amount the Fund may pledge to secure borrowings. This amount should not exceed more than one third of the Fund's total assets.

57.   In the investment restriction, please change the phrase "more than one third" to "more than 5%" or add leverage disclosure to the Prospectus.

58.   In the fourth policy, please change the word "invest" to "hold."

<u>Repurchase Agreements</u>

59.   Please disclose that repurchase agreements are considered to be loans. Also, disclose to what extent, as a percentage of total assets, the Fund may enter into repurchase agreements.

<u>Investment Advisory and Other Services</u>

<u>Portfolio Manager</u>

60.   This section states that "Steven G. Mandis serves as portfolio manager to the Fund . . . Mr. Mandis [receives no salary from the Adviser], but receives compensation indirectly through his ownership in Mandis Holdings, LLC which is the sole owner of the Adviser." Please elaborate in greater detail upon this compensation arrangement. *See* Item 15(b) of Form N-1A and instructions 1-3 thereto. Also, describe the structure of, and the method used to determine, any compensation received by the portfolio manager with respect to his management of any other accounts besides the Fund. *See* Instruction 3 to paragraph (b) of Item 15 of Form N-1A. These revisions should disclose the form of compensation paid to the portfolio manager, including salary, bonus, deferred compensation, etc., (*e.g.*, cash or some other type of compensation (*e.g.*, stock options)) received for management of the Fund, as well as any other accounts.

Conflict of Interest

61.   Please elaborate on the conflicts of interest disclosure provided in this section. In particular, describe the adviser's procedures to facilitate the fair allocation of investment opportunities among the Fund and the other accounts managed by the portfolio manager. Please explain these procedures in a full and clear manner in this section. Also, explain the "confidential information or sign[ed] agreements that would legally restrict the [adviser's] ability to purchase selected publicly-traded securities for the Fund."

Ownership of Fund Securities

62.   In the second paragraph in the second sentence, please change the word "Funds" to "Fund."

Disclosure of Portfolio Holdings

63.   Please disclose the manner in which the Board exercises oversight of disclosure of the Fund's portfolio securities. See Item 11(f)(1)(vii) of Form N-1A. For example, will a Fund officer report to the Board when material issues concerning disclosure of portfolio securities arise? Will the Board receive reports regarding disclosure of portfolio securities on some type of routine basis (*e.g.*, quarterly)?

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in a supplemental letter and briefly state the basis for your position.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities

We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Should you have any questions regarding this letter, please contact me at (202) 551-6974.

Sincerely,

Kimberly A. Browning
Senior Counsel
Office of Disclosure and Review